OMB APPROVAL
OMB Number: 3235-0116
Expires: August 31, 2005
Estimated average burden
hours per response: 6.20

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For November 10, 2005

Commission file number: 0-30052

Carmanah Technologies Corporation
(Translation of registrant’s name into English)

1304 - 925 West Georgia St., Vancouver, B.C. V6C 3L2
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): Yes        No   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): Yes        No   X

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Carmanah Technologies Corporation
(Registrant)

“Peeyush Varshney”
Date: November 10, 2005             ____________________________________
Peeyush Varshney, Corporate Secretary

Exhibit List

99.1    Material Change Report dated November 10, 2005

99.2    Press Release dated November 10, 2005